SEABRIDGE GOLD INC.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2017

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated financial statements of Seabridge Gold Inc. for the nine months ended September 30, 2017 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	4	3,384	1,646
Short-term deposits	4	20,493	6,120
Amounts receivable and prepaid expenses	5	1,044	637
Investments	6	6,155	4,661
		31,076	13,064
Non-current assets
Mineral interests	7, 8, 10	354,020	322,930
Reclamation deposits	9	1,185	1,991
Total non-current assets		355,205	324,921
Total assets		386,281	337,985

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	8,125	5,721
Flow-through share premium	10	2,775	-
		10,900	5,721
Non-current liabilities
Deferred income tax liabilities	14	16,822	17,396
Provision for reclamation liabilities	9	2,480	3,510
Total non-current liabilities		19,302	20,906
Total liabilities		30,202	26,627

Shareholders’ equity	10	356,079	311,358
Total liabilities and shareholders’ equity		386,281	337,985

Subsequent event (Note 6)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
Corporate and administrative expenses	12	(3,571)	(2,301)	(10,182)	(7,022)
Gain on disposition of mineral interests	7	-	-	2,183	-
Other income - flow - through shares	10	3,065	2,717	4,243	4,302
Gain (loss) on investments	6	(42)	764	639	914
Impairment of investments	6	(409)	-	(409)	-
Environmental rehabilitation costs	9	(787)	-	(1,195)	-
Interest income		54	51	103	120
Finance expense (income) and other expense (income)		27	-	(22)	(15)
Income (loss) before income taxes		(1,663)	1,231	(4,640)	(1,701)
Income tax recovery (expense)	14	128	(1,531)	(441)	(2,990)
Loss for the period		(1,535)	(300)	(5,081)	(4,691)

Other comprehensive income (loss), net of income taxes:
Reclassification of previously deferred gains on available for sale investments		-	-	(331)	(278)
Unrealized gain (loss) on available for sale investments	6	136	(48)	(81)	804
Total other comprehensive income (loss)		136	(48)	(412)	526
Comprehensive loss for the period		(1,399)	(348)	(5,493)	(4,165)

Basic and diluted net loss per Common Share		(0.03)	(0.01)	(0.09)	(0.09)
Basic and diluted weighted average number of common shares outstanding		57,434,509	54,128,664	56,069,195	53,032,505

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)
(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2017	54,321,797	360,650	-	14,751	31,728	(96,364)	593	311,358
Share issuance	2,200,000	30,712	-	-	-	-	-	30,712
Share issuance costs	-	(2,616)	-	-	-	-	-	(2,616)
Stock-based compensation	-	-	-	5,912	-	-	-	5,912
Share issuance - acquisition of Snowstorm	700,000	10,073	-	-	-	-	-	10,073
Warrant issuance - acquisition of Snowstorm	-	-	3,275	-	-	-	-	3,275
Exercise of options	180,984	2,839	-	(683)	-	-	-	2,156
Exercise of warrants	1,587	30	-	(15)	-	-	-	15
Expired options	-	-	-	(2,827)	2,827	-	-	-
Shares - RSUs	62,750	656	-	(656)	-	-	-	-
Deferred tax	-	687	-	-	-	-	-	687
Other comprehensive loss	-	-	-	-	-	-	(412)	(412)
Net loss for the period	-	-	-	-	-	(5,081)	-	(5,081)
As at September 30, 2017	57,467,118	403,031	3,275	16,482	34,555	(101,445)	181	356,079

As at January 1, 2016	52,139,626	325,624	-	22,591	22,707	(89,075)	137	281,984
Share issuance	1,695,277	29,852	-	-	-	-	-	29,852
Share issuance costs	-	(1,584)	-	-	-	-	-	(1,584)
Stock-based compensation	-	-	-	2,840	-	-	-	2,840
Stock-based compensation and warrants - acquisition of SnipGold	-	-	-	619	-	-	-	619
Exercise of options	303,644	4,517	-	(1,273)				3,244
Expired options	-	-	-	(2,626)	2,626	-	-	-
Deferred tax		419	-	-	-	-	-	419
Other comprehensive income	-	-	-	-	-	-	526	526
Net loss for the period	-	-	-	-	-	(4,691)	-	(4,691)
As at September 30, 2016	54,138,547	358,828	-	22,151	25,333	(93,766)	663	313,209

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating Activities
Net loss	(1,535)	(300)	(5,081)	(4,691)
Items not affecting cash:
Stock-based compensation	2,345	892	5,912	2,840
Gain on disposition of mineral interests	-	-	(2,183)	-
Other income - flow-though shares	(3,065)	(2,717)	(4,243)	(4,302)
Income tax (recovery) expense	(128)	1,531	441	2,990
(Gain) loss on investments	42	(764)	(639)	(914)
Impairment of investments	409	-	409	-
Finance expense (income) and other expense (income)	(27)	4	22	13
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	289	481	(407)	(183)
Accounts payable and accrued liabilities	2,001	997	1,969	3,182
Net cash provided by (used in) operating activities	331	124	(3,800)	(1,065)

Investing Activities
Mineral interests	(9,572)	(10,507)	(17,764)	(20,101)
Acquisition of SnipGold Corp.	-	-	-	(1,602)
Acquisition of Snowstorm Exploration LLC	-	-	(979)	-
Investment of short-term deposits	(53)	-	(28,053)	(18,000)
Investment in associate	-	-	(409)	-
Redemption of reclamation deposits	(5)	-	892	-
Redemption of short-term deposits	6,989	8,950	13,680	19,418
Cash proceeds from sale of investments	28	-	887	700
Net cash used in investing activities	(2,613)	(1,557)	(31,746)	(19,585)

Financing Activities
Issue of share capital (net of costs)	(19)	2,095	35,114	22,399
Exercise of options and warrants	1,148	-	2,170	-
Net cash from financing activities	1,129	2,095	37,284	22,399
Net increase (decrease) in cash and cash equivalents during the period	(1,153)	662	1,738	1,749

Cash and cash equivalents, beginning of the period	4,537	2,077	1,646	990
Cash and cash equivalents, end of the period	3,384	2,739	3,384	2,739

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Interim Condensed Consolidated Financial Statements

For the nine months ended September 30, 2017 and 2016

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc., Seabridge Gold Corp. and SnipGold Corp.) and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in the consolidated financial statements for the year ended December 31, 2016. These interim condensed financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

3.	New accounting standards implemented or not yet adopted

On January 19, 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 and have been implemented as of that date. The amendments clarify that the existence of a deductible temporary difference depends only on a comparison of the carrying value of an asset and its tax base at the end of the reporting period. It is not affected by possible future changes in the carrying value or expected recovery of the asset. The amendments also clarify the methodology to be used to determine future taxable profits while assessing the utilization of deductible temporary differences. The implementation of this amendment did not have a material impact on the Company’s financial statements.

New standards and amendments to standards that have been issued and that are relevant to the Company and are not yet effective and have therefore not been applied in preparing these consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 9 on the effective date.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. Given the Company is in the exploration stage and has no foreseeable source of revenue, and while the Company is still completing its analysis of the impact of adopting IFRS 15, the Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company does not expect the standard will have a material impact on the financial statements. The Company will evaluate the impact of the changes to its financial statements based on the characteristics of any leases in place before and at the time of adoption.

IFRS 2, Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions or for share-based payment transactions with net settlement features for withholding tax obligations or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The effective date of the amendments is January 1, 2018 and the Company intends to adopt the amendments on the effective date. The Company does not expect the amendments to have a material impact on the financial statements based on current stock-based payment practices but will continue to evaluate the amendments based on any changes to settlement practices.

4.	Cash and cash equivalents and short-term deposits

($000’s)	September 30, 2017	December 31, 2016
Cash and cash equivalents	3,384	1,646
Short-term deposits	20,493	6,120
	23,877	7,766

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000’s)	September 30, 2017	December 31, 2016
HST	700	250
Prepaid expenses and other receivables	344	387
	1,044	637

6.	Investments

($000’s)	January 1, 2017	Dispositions	Gain on disposition	Loss of associates	Impairment	Additions	Other comprehensive loss	September 30, 2017
Available-for-sale investments	2,765	(887)	718	-	(409)	2,155	(412)	3,930
Investment in associate	1,896	-	-	(80)		409	-	2,225
	4,661	(887)	718	(80)	(409)	2,564	(412)	6,155

($000’s)	January 1, 2016	Dispositions	Gain on disposition	Gain of associates	Impairment	Additions	Other comprehensive income	December 31, 2016
Available-for-sale investments	2,731	(700)	278	-	-	-	456	2,765
Investment in associate	1,308	-	-	588	-	-	-	1,896
	4,039	(700)	278	588	-	-	456	4,661

The Company holds common shares of several mining companies that were received as consideration for optioned or sold mineral properties and other short-term investments, including one gold exchange traded receipt. These available-for-sale financial assets are recorded at fair value of $3.9 million (December 31, 2016 - $2.8 million) on the interim condensed consolidated statements of financial position. During the nine months ended September 30, 2017 the Company received common shares of two mining companies in return for the disposition of mineral properties. These common shares had a fair value of $2.2 million at the time of receipt. Since that time one of the investments was impaired and a $0.4 million expense was recorded on the interim condensed consolidated statement of operations and comprehensive loss. The Company also disposed its holdings in one investment with a carrying value of $0.1 million and recorded a gain of $0.7 million on its available-for sale investments.

During the nine months ended September 30, 2017, the Company recorded its proportionate share of the net loss of an investment in an associate accounted for on the equity basis of $80,000 (September 30, 2016 – income $0.6 million) within loss on investments on the interim condensed consolidated statement of operations and comprehensive loss. In 2016, the associate was acquired by a third party through a plan of arrangement and from July 7, 2016, the acquirer has been classified as an associate and the Company has continued to account for the investment on the equity basis. The transaction resulted in a net gain of $0.8 million principally related to the Company’s additional interest in the net assets of the associate. During the first nine months of 2017, the Company purchased 183,200 common shares and 51,600 warrants of the associate for $0.4 million. Each warrant allows the Company to purchase one common share of the associate for US$2.00 per share until February 14, 2018 or US$2.25 within the period February 15, 2018 to February 13, 2019 when they expire. At September 30, 2017 the carrying value of the company’s investment in the associate was $2.2 million (December 31, 2016 - $1.9 million) on the interim condensed consolidated statement of financial position. Subsequent to September 30, 2017, the Company purchased 700,000 common shares of the associate for $1.2 million.

7.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000’s)	Balance,	Expenditures / Acquisitions	Recoveries	Balance,
	January 1, 2017	2017	2017	September 30, 2017
KSM	233,662	11,912	-	245,574
Courageous Lake	68,702	767	-	69,469
Iskut	19,795	6,261	(1,885)	24,171
Snowstorm	-	14,035	-	14,035
Grassy Mountain	771	-	-	771
	322,930	32,975	(1,885)	354,020

($000’s)	Balance,	Expenditures / Acquisitions	Recoveries	Balance,
	January 1, 2016	2016	2016	December 31, 2016
KSM	209,929	23,733	-	233,662
Courageous Lake	68,098	604	-	68,702
Iskut	-	19,795	-	19,795
Grassy Mountain	771	-	-	771
	278,798	44,132	-	322,930

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the KSM property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.- now Glencore plc) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study. In April 2006, the Company reacquired the exploration rights to the KSM property from Falconbridge. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs. The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27 million were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement. The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2.4 million and the payment of the first year’s $0.1 million advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $0.7 million, subject to a 2% net smelter returns royalty on these adjacent claims.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project.

In 2013, the Company applied for $4.4 million of refundable provincial tax credits related to exploration expenditures incurred in 2010 at KSM. The recovery was credited to mineral properties in 2013 and the Company collected the funds during 2014. Similarly, in 2014, the Company applied for $4.1 million of refundable provincial tax credits related to exploration expenditures incurred in 2011 at KSM and the recovery was credited to mineral properties in 2014 and in 2015 the Company collected the funds.

In 2014, approval of an environmental assessment application, submitted to provincial and federal regulators in 2013 was obtained.

In 2015, $18 million of expenditures were incurred on the KSM project as the Company finalized the analysis of the resource update on Deep Kerr and Iron Cap Lower Zone from the 2014 exploration drilling and executed the 2015 exploration and drilling program.

In 2016, the Company charged $23.7 million to mineral interests while completing its 2016 exploration program and completing and filing a National Instrument 43-101 Technical Report that included an updated Preliminary Feasibility Study and a new Preliminary Economic Assessment. Included in the total is $3.6 million in respect of refundable provincial tax credits as described in note 8.

In the nine months ended September 30, 2017, the Company incurred $11.9 million of exploration expenditures related to the KSM project.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $0.1 million per year up to a total of $1.25 million. The Company has made the final payment in 2017 and has fully met this commitment.

In each of 2015 and 2016, the Company incurred $0.6 million of exploration and other costs completing a limited exploration program while the Company continued its primary focus on exploration programs at KSM in 2015 and KSM and Iskut in 2016.

The Company conducted a small geophysical study at Courageous Lake in the nine months of 2017 and combined with other carrying costs has incurred approximately $0.8 millon of costs.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. (“SnipGold”) which owns the Iskut Project, located in northwestern British Columbia. On the acquisition date, the Company issued 695,277 common shares, 54,968 stock options and 1,587 warrants with a combined fair value of $13.1 million. The Company also incurred $1.7 million of acquisition costs. Based on the relative fair values of the net assets acquired, $16.4 million was attributed to the Iskut Project. A full description of the allocation of purchase price of SnipGold is contained in note 10. The Company incurred $6.1 million of exploration costs in the first nine months of 2017.

In the current quarter, the Company entered into an agreement with Colorado Resources Ltd. (“Colorado”) whereby Colorado agreed to purchase SnipGold’s 49% interest in the KSP Project. KSP adjoins the Iskut Project The transaction will result in Colorado owning a 100% interest in the KSP Project upon payment to the Company of $1.0 million in cash, 2,000,000 Colorado common shares, with a fair value of $0.8 million, and a 2% net smelter return (“NSR”) on the property. Half of the NSR can be repurchased at any time for $2.0 million. The Company obtained its interest in the KSP Project as part of its acquisition of SnipGold Corp. in June, 2016. At the time of the SnipGold acquisition, the KSP Project was subject to an exploration earn-in agreement in favour of Colorado as operator. In May, 2017, Colorado earned a 51% interest in KSP with the payment of $0.1 million. The disposition has been recorded within gain on disposition of mineral interests on the interim condensed consolidated statement of operations and comprehensive income (loss).

d)	Snowstorm

On June 7, 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC (“Snowstorm”) which owns the Snowstorm Project, located in northern Nevada. On the acquisition date, the Company issued 700,000 common shares, with a fair value of $14.39 per share and 500,000 common share purchase warrants with a fair value of $6.55 per common share purchase warrant for a combined fair value of $13.3 million. The common share purchase warrants are exercisable for four years at $15.65 per share. In addition the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The Company also incurred $1.0 million of acquisition costs. Based on the relative fair values of the net assets acquired, $14 million was attributed to the Snowstorm Project. A full description of the allocation of purchase price of Snowstorm is contained in note 10.

e)	Other Nevada Projects

In the first quarter of 2017, the Company disposed of its leasehold interest in the Castle Black Rock project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million as payment. All historical costs related to Castle Black Rock had been recovered or impaired in prior years and there was no carrying value recorded for the project at the time of receipt of the payment. As such, the fair value of the common shares received has been recorded first as a reversal of previous impairments to the project and the remainder as a gain on the disposition of mineral interests on the interim condensed consolidated statement of operations and comprehensive loss.

f)	Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine. The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a reduction to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain project. Each special warrant was exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants reduced the carrying value of the mineral properties at the time of receipt of the securities. During 2013 and 2014, the Company elected to convert all of the special warrants into common shares. Following the de-recognition of the Grassy Mountain net assets, in 2013, a value of $771,000 has been retained within mineral properties.

In July 2016 Calico was acquired by Paramount Gold Nevada Corp. (“Paramount”) through a plan of arrangement. In addition to the shares and special warrants received as consideration for the Grassy Mountain project, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Paramount must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company.

g)	Other mineral interests

(i) Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

In 2014, the Company entered into an agreement with IDM Mining (“IDM”) to option the Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million in 2014 and and additional $1 million in 2015. IDM also issued to the Company 4,955,500 common shares, the fair value of which was $1.5 million, and was recorded in investments on the statement of financial position. IDM was also obligated to spend $7.5 million on the Red Mountain Project over a three year period. At the time of the receipt of the cash and shares mentioned above, there was no carrying value recorded for Red Mountain, as all historical acquisition and exploration costs had been fully recovered through option payments and other recoveries and as such, the $1 million received in 2015 and the combined value of the cash and shares of $2.5 million received in 2014 was recorded on the statement of operations and comprehensive loss as a gain on the disposition of mineral properties in the respective years.

Upon commencing commercial production IDM must pay the Company an additional $1.5 million and either an additional $4 million or sell to the Company up to 50,000 ounces of gold at a pre-determined price.

In 2017 IDM exercised its option to acquire the Red Mountain Project and the Company derecognized approximately $1.0 million of accrued reclamation liabilities. The Company released a reclamation deposit of $1.0 million into cash and pursuant to purchase agreements, made a third party payment of $0.3 million. The derecognition of the reclamation liability net with the third party payment resulted in a $0.8 million gain on the interim condensed consolidated statement of operations and comprehensive loss.

(ii) Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company granted Orsa the exclusive option to earn a 100% interest in the Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in an adjacent peripheral property. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and make staged payments of $5 million in cash or common shares of Orsa, at the discretion of the Company. In 2013, Alamos Gold Inc. (“Alamos”) acquired Orsa and its option to acquire Quartz Mountain and the Company received the next staged payment of $2 million from Alamos. There is no carrying value recorded for Quartz Mountain as all historical acquisition and exploration costs have been fully recovered through option payments and other recoveries.

Upon the completion of a feasibility study, Alamos must pay the Company $3 million and either an additional $15 million or provide a 2% net smelter return royalty on production at Quartz Mountain, at the option of the Company.

8.	Accounts payable and accrued liabilities

($000’s)	September 30, 2017	December 31, 2016
Trade payables	5,937	1,637
Trade and other payables due to related parties	104	148
Non-trade payables and accrued expenses	2,084	3,936
	8,125	5,721

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. During 2016, upon the completion of an audit of the application by tax authorities, the Company was assessed $3.6 million, including accrued interest, for expenditures related to the application that the tax authority has categorized as not applicable to the recovery program. The Company had recorded a $3.6 million provision within accounts payable and accrued liabilities on the consolidated statement of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In the first quarter of 2017 the Company filed an objection to the reassessment and has deposited one-half of the accrued balance while the objection is reviewed.

9.	Provision for reclamation liabilities

($000’s)	September 30, 2017	December 31, 2016
Beginning of the year	3,510	1,329
Acquisition of SnipGold (note 10)	-	2,224
Derecognition of Red Mountain	(1,039)	-
Accretion	9	19
Current year adjustment	-	(62)
End of the period	2,480	3,510

Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the respective government body for each project using current restoration standards and techniques. The estimate of the asset retirement obligations, as at September 30, 2017, was calculated using the total estimated cash flows, of $2.5 million (December 31, 2016 - $3.5 million) required to settle estimated obligations and expected timing of payments between the current year and 2025. The discount rate used to calculate the present value of the reclamation obligations was 1.6% at September 30, 2017 (1.7% - December 31, 2016). In 2017, the Company derecognized approximately $1.1 million of accrued reclamation liabilities related to the Red Mountain Project (see Note 7). The Company has placed a total of $1.2 million (December 31, 2016 - $2.0 million) on deposit with financial institutions that are pledged as security against the reclamation liability.

In the nine months ended September 2017, the Company charged $1.2 million of rehabilitation costs to the interim condensed consolidated statement of operations and comprehensive loss related to the remediation and closure planning of the Johnny Mountain Mine site contained within the Iskut property. Costs included site cleanup and work being performed on an updated closure plan and estimate of costs of the eventual closure.

10.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at September 30, 2017 and December 31, 2016.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three and nine months ended September 30, 2017. The Company considers its capital to be share capital, stock based compensation, contributed surplus and deficit.

a)	Equity financings

In April 2017, the Company completed two equity financings. For the first financing, the Company issued 1,100,000 common shares at a price of C$14.30 per common share for aggregate gross proceeds of $15.7 million. For the second financing, the Company issued 1,100,000 flow-through common shares at a price of $20.00 per flow-through share for aggregate gross proceeds of $22 million. Share issuance costs of $2.6 million were incurred in relation to the two offerings and have been included in equity. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement will be December 31, 2017. At the time of issuance of the flow-through shares, a $7 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. At each reporting period, as qualifying expenditures are incurred, the liability will be reduced on a proportionate basis and income will be recognized on the statement of operations and comprehensive loss. Since the closing of the financing and to the end of September 30. 2017, based on qualifying expenditures incurred, $4.2 million was recognized through other income on the interim condensed consolidated statement of operations and comprehensive loss.

In May 2016, the Company issued 500,000 flow-through common shares at a price of $24.08 per flow-through share closed for aggregate gross proceeds of $12.0 million. Share issuance costs of $0.7 million were incurred in relation to the offering and have been included in equity. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2016. At the time of issuance of the shares, the $3.3 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. At each reporting period, as qualifying expenditures were incurred, the liability was reduced on a proportionate basis and income was recognized on the statement of operations and comprehensive income. In the period May 20, 2016 to December 31, 2016, the entire premium was recognized through other income on the statement of operations and comprehensive income as qualifying expenditures were incurred.

Also in 2016, the Company issued 500,000 common shares at a price of C$17.40 per common share for aggregate gross proceeds of $8.7 million. Share issuance costs of $0.8 million were incurred in relation to the offering and have been included in equity.

b)	Acquistions – shares, warrants and options issuances

In June 2017, the Company acquired all of the issued and outstanding shares of Snowstorm Exploration LLC. in exchange for the issuance of 700,000 common shares and 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay PFR (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The Company also incurred $1.0 million of acquisition costs. The fair value of the total consideration at the closing date of the acquisition and additional costs totaling $14.3 million has been allocated to the fair value of the assets acquired. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the common share purchase warrants was estimated on the date of acquisition using a Black Scholes option pricing model with the following assumptions: dividend yield 0%; expected volatility 62%, risk free rate of return 0.87%; and expected life of four years.

Assets acquired ($000's)
Current assets	2
Mineral interests	13,988
Reclamation deposits	377
14,327

Consideration paid ($000's)
Share issuance	10,073
Warrants	3,275
Acquisition costs	979
14,327

In 2016, the Company acquired all of the issued and outstanding common shares of SnipGold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). Pursuant to the arrangement agreement, holders of SnipGold common shares received 1/63rd of a common share of the Company in exchange for 1 SnipGold common share held. 695,277 common shares of the Company were issued to existing SnipGold shareholders. The Company also issued 54,968 stock options and 1,587 warrants to existing SnipGold holders of similar securities. The fair value of the shares, stock options and warrants was $13.1 million. The Company also incurred $1.7 million of acquisition costs. The total purchase price of $14.8 million has been allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at fair value.

Assets acquired and liabilities assumed ($000's)
Current assets	566
Mineral interests	16,441
Current liabilities	(8)
Provision for reclamation liabilities	(2,224)
14,775

Consideration paid ($000's)
Share issuance	12,452
Options and warrants	619
Acquisition costs	1,704
14,775

c)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
		Weighted Average Exercise Price ($)	Amortized Value of options ($000’s)		Amortized Value of RSUs ($000’s)	Stock-based Compensation ($000’s)
Outstanding January 1, 2017	3,700,802	11.76	14,653	125,500	98	14,751
Granted	-	-	-	-	-	-
Exercised option or vested RSU	(180,984)	11.91	(686)	(62,750)	(656)	(1,342)
Expired	(341,309)	15.99	(2,839)	-	-	(2,839)
Amortized value of stock based compensation
granted in prior years	-	-	4,780	-	1,132	5,912
Outstanding September 30, 2017	3,178,509	11.30	15,908	62,750	574	16,482

Exercisable at September 30, 2017	1,692,757

The outstanding share options at September 30, 2017 expire at various dates between December 2017 and December 2021. A summary of options outstanding, their remaining life and exercise prices as at September 30, 2017 is as follows:

	Options Outstanding		Options Exercisable
Exercise price	Number	Remaining	Number
	outstanding	contractual life	Exercisable
$17.52	155,000	2 months	155,000
$12.60	530,000	5 months	530,000
$12.61	100,000	8 months	100,000
$8.00	50,000	1 years 3 months	50,000
$10.36	400,000	1 years 6 months	400,000
$9.72	50,000	1 years 9 months	50,000
$9.00	425,000	2 years 7 months	-
$11.13	360,000	3 years 3 months	283,333
$13.52	100,000	3 years 3 months	66,666
$17.16	50,000	3 year 8 months	16,667
$17.14	50,000	3 year 11 months	-
$10.45	865,833	4 years 3 months	-
$6.30	42,676	1 year 4 months to 3 years 6 months	42,676

	3,178,509		1,694,342

In March 2016, 100,000 five-year options, with an exercise price of $13.52 and in August 2016, 50,000 options, with an exercise price of $17.14, to purchase common shares of the Company were granted to a members of management. The options had a fair value, at the grant date, of $0.7 million and $0.4 million respectively and vest over a two year period.

In May 2016, 50,000 five-year options, with an exercise price of $17.16, to purchase common shares of the Company were granted to a new director of the Company. The options had a fair value of $0.5 million and vest upon the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction.

In December 2016, 890,833 five-year options with an exercise price of $10.45, to purchase common shares of the Company, with a fair value, at the date of the grant, of $4.9 million, were granted to members of the Board of Directors and management. The 575,000 options granted to board members were subject to shareholder approval which was obtained on June 27, 2017 at which time the fair value was re-estimated. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The remaining 315,833 options were granted members of management and vest over a three year period. The fair value of these options is being amortized over the service life of the options.

Also in 2016, in conjunction with the acquisition of SnipGold, 54,968 stock options and 1,587 warrants with a combined fair value, at the date of the grant, of $0.6 million and has been included in the costs of the net assets acquired.

The fair value of the options granted is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	2017	2016
Dividend yield	Nil	Nil
Expected volatility	62%	44-73%
Risk free rate of return	1%	0.5-0.1.2%
Expected life of options	4.5 years	2 months-5 years

In 2016, the Board granted 125,500 RSUs to members of management. The fair value of the grants, of $1.3 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from three to eleven months from the date of the grant depending on certain corporate objectives being met. In 2016, 183,250 RSUs vested and were exchanged for common shares of the Company. Subsequent to December 31, 2016, 61,250 RSUs, of the 125,500 RSUs outstanding at the time, vested and were exchanged for common shares of the Company.

For the three and nine months ended September 30, 2017 and 2016 basic and diluted net loss per common share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At September 30, 2017 there was a total of 3,178,509 stock options and 62,750 RSUs outstanding (December 31, 2016 – 3,700,802 and 125,500 respectively).

11.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals; forward pricing curves used to value currency and commodity contracts; volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate); or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at September 30, 2017 and December 31, 2016 are cash and cash equivalents, short-term deposits, amounts receivable, available-for-sale investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s available-for-sale investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2017, the Company had a cash and cash equivalents of $3.4 million and short-term deposits of $20.5 million (December 31, 2016 - $1.6 million and $6.1 million, respectively) for settlement of current financial liabilities of $8.1 million (December 31, 2016 - $5.7 million). In 2017 the Company closed two financings for gross proceeds of $37.7 million. The Company will, from time to time, seek additional sources of cash required to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. The Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

Market Risk

(a) Interest Rate Risk

The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.4 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

12.	Corporate and administrative expenses

		Three months ended September 30		Nine months ended September 30
($000’s)	2017	2016	2017	2016
Employee compensation	670	854	2,235	2,256
Stock-based compensation	2,345	892	5,912	2,840
Professional fees	133	127	549	528
General and administrative	423	428	1,486	1,398
	3,571	2,301	10,182	7,022

13.	Related party disclosures

During the nine months ended September 30, 2017, other than compensation paid to key management personnel, a private company controlled by an officer was paid $0.15 million (September 30, 2016 -$0.1million) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Income taxes

In the nine months ended September 30, 2017, the Company recognized income tax expense of $0.4 million (2016 - $3 million) reflecting the deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes as well as current tax arising from the sale of non-core mineral interests. The renounced expenditures relate to the flow-through share issuance in April 2017. The tax expense is partially offset by the tax recovery resulting from the loss in the current nine-month period. In the three months ended September 30, 2017, the Company recognized income tax recovery of $0.1 million (2016 - $1.5 million expense) reflecting the current quarter’s loss in the current three-month period.